SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

Globe Telecom, Inc.

(Exact name of Registrant as specified in its Charter)

5/F Globe Telecom Plaza

Pioneer Corner Madison Streets

1552 Mandaluyong City

Philippines

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This report consists of a copy of a press release dated October 16, 2003 regarding Globe Telecom, Inc.’s announcement of its approved buyback of 12 million common shares from DeTeAsia Holding GmbH, filed by Globe Telecom, Inc. with the Philippine Securities and Exchange Commission and the Philippine Stock Exchange.

PRESS RELEASE	16 October 2003

GLOBE APPROVES BUYBACK OF DT SHARES

Globe Telecom (“Globe”) approved today the purchase of 12 million common shares from DeTeAsia Holding GmbH (“DeTeAsia”) at P680 per share for a total of P8.16 billion. This purchase is equivalent to 7.9% of Globe’s total outstanding common shares and represents a discount of 9% from today’s closing price of P745.

DeTeAsia’s offer to sell all or part of its 37.7 million shares had earlier been accepted by Ayala Corporation (“Ayala”) and Singapore Telecom International Pte. Ltd. (“STI”), a wholly-owned subsidiary of Singapore Telecommunications Limited (“SingTel”). Ayala and STI then gave Globe an option to participate in the transaction by buying back a portion of the shares from DeTeAsia. With Globe’s decision to participate, the DeTeAsia shares will be sold as follows: Ayala 10.04 million shares, STI 15.64 million shares and Globe 12 million shares.

The proposal was evaluated and approved by the Special Committee, organized by the Board of Directors for this purpose, which is made up of three directors who are not executives of Ayala, SingTel or Deutsche Telekom AG (“DT”), DeTeAsia’s parent. The Special Committee approved the Company’s participation on the basis that the transaction will facilitate improved shareholder returns and results in a more optimum capital structure.

Globe’s participation in the form of a buyback provides earnings per share accretion of 8.6% since, by distributing earnings over the reduced number of shares outstanding after the buyback, the computed earnings per share will be higher than if the buyback had not occurred. This buyback of shares and the related earnings per share accretion is expected to benefit all shareholders by providing support for Globe’s share price while still keeping the Company’s financial leverage at comfortable levels.

Globe will pay for the shares from available cash. Globe had cash and cash equivalents of P17 billion and unappropriated retained earnings of P13.7 billion as of June 30, 2003. On a pro-forma basis, Globe’s gross debt-to-equity ratio will increase from 1.07 to 1.26 and net debt-to-equity ratio from 0.68 to 0.98.

“We are pleased to have addressed a number of important issues in this transaction and to be able to facilitate enhanced earnings per share for our shareholders” said Mr. Gerardo C. Ablaza, Jr., President and CEO of Globe Telecom. “We thank DT for having been a supporter of Globe’s initiatives over the past three years and are also grateful to our anchor shareholders, Ayala and SingTel, who, by participating in this transaction, have clearly demonstrated both their commitment to, and their confidence in, the future prospects of Globe,” he added.

Citigroup Global Markets was the financial advisor to the Special Committee. Globe’s participation in the transaction remains subject to documentation and closing.

This announcement is made in compliance with Globe’s public disclosure requirements as a listed company on the Philippine Stock Exchange, and is neither an offer to sell nor a solicitation of an offer to purchase any securities. Thus, no offer for the sale, purchase or distribution of securities is being made and any such offer would have to comply with the requirements of the Securities regulation Code of the Philippines.

For reference:

Rizza Maniego-Eala

Vice President – Financial Planning and Analysis

Tel No. +632 730 2982

Fax No. +632 739 0072

Malou Rustia-Santos

Head – Investor Relations

Tel No. +632 730 2820

Fax No. +632 739 0072

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Globe Telecom Inc.

By:	/s/ Delfin C Gonzalez, Jr.

Name: Title:	Delfin C. Gonzalez, Jr. Chief Financial Officer

Date: October 16, 2003